

March 22, 2010

Mr. Brian Stewart
Chief Executive Officer
Microelectronics Technology Co
1702 ChinaChem Tower
34-37 Connaught Road
Central, Hong Kong
China

      Re: Microelectronics Technology Co
             Form 8-K Filed February 16, 2010
             Response Letter Dated March 2, 2010
             Form 8-K/A Filed March 19, 2010
             File No. 001-32984

Dear Mr. Stewart:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Mark C. Shannon
                        Branch Chief